Exhibit 21.1

SUBSIDIARIES OF RAM ENERGY RESOURCES, INC.

Name of Subsidiary	State of Organization
RAM Energy, Inc.	Delaware
RWG Energy, Inc.	Delaware
RLP Gulf States, L.L.C.	Oklahoma
Great Plains Pipeline Company	Delaware
Magic Circle Acquisition Corp.	Oklahoma
Carmen Development Corporation	Oklahoma
WG Operating, Inc.	Texas
WG Pipeline LLC	Texas
Ascent Energy Inc.	Delaware
Ascent Oil and Gas, Inc.	Delaware
Ascent Energy Holdings, Inc.	Delaware
Ascent Resources WV, Inc.	Delaware
Pontotoc Acquisition Corp.	Nevada
Dyne Exploration Company	Oklahoma
Pontotoc Production Company, Inc.	Texas
Oklahoma Basic Economy Corporation	Oklahoma
Pontotoc Holdings, Inc.	Oklahoma
Pontotoc Gathering, LLC	Oklahoma
South Louisiana Property Holdings, Inc.	Louisiana
Ascent Energy Louisiana, LLC	Delaware
Ascent GP LLC	Delaware
Ascent LP LLC	Delaware
Ascent Operating, LP	Delaware